Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-163339

September 2, 2011

BofI Holding Announces Public Offering of $10.0 Million of Series B Convertible Preferred Stock

SAN DIEGO (Marketwire – September 1, 2011) - BofI Holding, Inc. (NASDAQ: BOFI), parent of Bank of Internet USA, announced that it has entered into subscription agreements with investors to sell in a registered direct public offering an aggregate of 8,667 shares of new 6.0% Series B Non-Cumulative Perpetual Convertible Preferred Stock at a face value of $1,000 per share for aggregate gross proceeds of $8.7 million, before deducting placement agent fees and other offering expenses payable by the Company. The preferred stock will be convertible at the holder's option into common stock at an initial conversion rate of 61.92 shares of the Company’s common stock per share of preferred stock, which is equivalent to an initial conversion price of $16.15 share. B. Riley & Co., LLC acted as the sole placement agent in the offering. An additional 1,333 shares of Series B stock were authorized by the Company and are being offered by the placement agent for an aggregate gross offering size of $10.0 million.

“We appreciate the participation of our institutional investors as well as our board, management and local community in this offering,” said Greg Garrabrants, President and Chief Executive Officer. “We agreed to leave a small amount of the series available to accommodate several of our loyal local community investors.”

BofI intends to use the net proceeds from the offering to support the Bank’s growth and for general working capital purposes, including to increase liquidity and provide additional regulatory capital to the Bank. Pending such use, BofI will temporarily invest the proceeds in short-term liquid investments or use them to reduce short-term indebtedness. The initial offering of 8,667 shares is expected to close on September 7, 2011, subject to satisfaction of customary closing conditions. The additional offering of 1,333 shares is subject to market conditions and there can be no assurance as to whether or when it may be completed.

The initial 8,667 shares were offered pursuant to a prospectus supplement filed as part of a shelf registration statement previously filed with the Securities and Exchange Commission on Form S-3. The additional 1,333 shares will be offered pursuant to an additional prospectus supplement to be filed with the SEC.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About BofI Holding, Inc. and Bank of Internet USA

BofI Holding, Inc. is the holding company for Bank of Internet USA, a nationwide savings bank that operates primarily through the Internet. With $2.0 billion in assets, the Bank provides a variety of consumer and wholesale banking services, focusing on gathering retail deposits over the Internet, and originating and purchasing single and multifamily mortgage loans, and purchasing mortgage-backed securities. BofI operates its Internet-based bank from a single location in San Diego, California. BofI Holding Inc.’s shares are listed on the Nasdaq Global Select Market under the symbol “BOFI” and are a component of the Russell 3000 Index.

Forward-Looking Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties, including statements related to BofI Holding’s public offering of preferred stock and the completion of the offering. These forward-looking statements are based upon BofI’s current expectations. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering and other risks detailed in BofI’s filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and BofI undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

Contact:

BofI Holding, Inc.

Gregory Garrabrants, CEO

858/350-6203

Gregory.Garrabrants@BankofInternet.com

BofI Holding, Inc. has filed a registration statement (including a prospectus) (File No. 333-163339) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that BofI Holding has filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting B. Riley & Co., LLC at compliance@briley.com.